UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34697	05-0314991
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

500 Exchange Street Providence, Rhode Island		02903-2699
(Address of principal executive offices)		(Zip Code)

Kevin W. Donnelly		(401) 751-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Nortek, Inc. (“we”, “Company” or “Nortek”) has determined that certain products we manufactured, or contracted to manufacture, during the 2014 calendar-year reporting period (January 1 through December 31, 2014) contain “conflict minerals” (as defined in Section 13(p) of the Securities Exchange Act, as amended, and Rule 13p-1 and Form SD thereunder) that are necessary to the functionality or production of those products (“necessary conflict minerals”).1

Based on our good-faith, reasonable country-of-origin inquiry, which overlaps to some extent with our due diligence measures as described in the attached Conflict Minerals Report (filed as Exhibit 1.01 to this Form SD), Nortek has reason to believe that some of its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), and may not have been derived from recycled or scrap sources. Accordingly, as described more fully in the attached Conflict Minerals Report, we have exercised due diligence on the source and chain of custody of such necessary conflict minerals in accordance with the internationally recognized due diligence framework set forth in the Organisation of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the Supplements thereto for tin, tantalum, tungsten and gold (together, “OECD Due Diligence Guidance”).

The following is a brief description of the steps taken by Nortek in conducting its good-faith, reasonable country-of-origin inquiry, which we believe has been reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated in any of the Covered Countries and/or came from recycled or scrap sources. More specific detail can be found in the accompanying Conflict Mineral Report (Exhibit 1.01).

In 2014, Nortek focused on the top tier of Nortek’s suppliers based on the highest expenditures incurred by the Company in 2014 for raw materials, components or finished products containing necessary conflict minerals, and selected a total of 56 “in-scope” suppliers by spend (“Top Tier Suppliers”) to survey. In addition, we also covered based on three specific customers’ requests, all the in-scope suppliers who provided parts, components or products with necessary conflict minerals for the following product lines: Ceiling Grid Systems, Air Handlers, Fan Filter Units, Blank Cans, and Face Screens; Notebook Display Stands and Charging Carts; Monitor Stands, All-in-One Stands and Mobile Computing Carts, which resulted in an additional 55 suppliers being surveyed. We refer to this population of 111 suppliers as the “Supplier Population” for purposes of this Form SD and the accompanying Conflict Minerals Report (Exhibit 1.01 hereto).

Using a survey template developed jointly by members of the Electronic Industry Citizen Coalition and the Global e-Sustainability Initiative, pursuant to their Conflict Free Sourcing Initiative (“CFSI”) developed under the auspices of the OECD Due Diligence Guidance, Nortek requested that each member of the Supplier Population provide relevant source information regarding products (including components) or materials purchased by Nortek that may contain necessary conflict minerals; i.e., 3TG content, country of origin, and smelting/refining facility. Upon receipt of supplier responses, we performed additional due diligence using key indicators and provisional red flags to ascertain the need for follow-up inquiries. In order to ensure consistency in our approach, we used the Company’s due diligence design framework developed to support our conflict minerals program to follow up with suppliers whose responses were determined to be incomplete. Of the supplier responses that we deemed complete and trustworthy, we reviewed the smelters or refiners those suppliers listed against conflict-free smelter lists compiled by industry groups on the basis of the application of a third-party supply chain audit process, as explained more fully in the attached Conflict Minerals Report.
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[1]
The manufacture of products during any specified time period likely includes raw materials sourced before, as well as during, the reporting time period. In particular, some 3TGs used during the current reporting period may have been smelted, refined and/or manufactured by a supplier (pursuant to a contract with us to manufacture) prior to January 1, 2014. However, the RCOI and supply chain due diligence we conducted for this reporting cycle did not exclude such materials. Accordingly, our due diligence and this CMR may include products containing necessary conflict minerals whose manufacture (and/or smelting/refining in the case of unprocessed materials) may have occurred prior to January 1, 2014 (the beginning of the reporting period) even though the Rule requires only that we report on such products whose manufacture was completed in 2014.

A copy of this Form SD, including the Conflict Minerals Report filed herewith as Exhibit 1.01, is available on Nortek’s website at www.nortek.com under “Corporate Governance” on the “Investors” portion of our website. The address of this website is included for informational purposes only, and its contents are not incorporated by reference into this Form SD or the attached Conflict Minerals Report (Exhibit 1.01 to this Form SD).

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORTEK, INC.
(Registrant)

/s/ Kevin W. Donnelly
Kevin W. Donnelly
Authorized Officer, Senior Vice President and
General Counsel and Secretary

Date: June 1, 2015